UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2026

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Extraordinary General Meeting of Shareholders

On February 3, 2026, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), held an Extraordinary General Meeting of Shareholders of the Company (the “Meeting”). At the Meeting, the shareholders voted on and approved, by the applicable required majority, each of the proposals that were described in the Company’s Notice and Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on December 18, 2025, including certain amendments to the Company’s Articles of Association (the “Approved Amendments”). A complete copy of the Company’s Articles of Association, inclusive of the Approved Amendments, is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

The information contained in this Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926, File No. 333-286956 and File No. 333-292417), filed with the Commission.

Exhibit No.

99.1	Amended Articles of Association of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: February 5, 2026

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